THE BEARD COMPANY
                           ENTERPRISE PLAZA, SUITE 320
                             5600 NORTH MAY AVENUE
                          OKLAHOMA CITY, OKLAHOMA 73112
                               FAX (405) 842-9901
                                 (405) 842-2333



                                  July 7, 2005




Mr. Bret Johnson                                VIA FACSIMILE: 202-772-9369
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

                                          Re:  Form 10-K for the fiscal year
                                               ended December 31, 2004
                                               File No. 1-12396

Dear Mr. Johnson:

The following is offered in response to your letter of June 22, 2005 regarding the Form 10-K of The Beard Company:

Exhibits
--------

We attach the following Exhibits for your information:

99.1 Certificate of Amendment Designating the Preferences, Limitations and Relative Rights of Cibola Corporation Series A Preferred Stock

99.2 Certificate of Amendment Designating the Preferences, Limitations and Relative Rights of Cibola Corporation Series B Preferred Stock

99.3 Certificate of Amendment Designating the Preferences, Limitations and Relative Rights of Cibola Corporation Series C Preferred Stock

99.4   May 31, 2005 Balance Sheet (unaudited) of Cibola Corporation

SEC June 22, 2005 Comment No. 1
-------------------------------

You will note from Exhibits 99.1, 99.2 and 99.3 that the Series A, B and C Preferred Stock each contain a preference designation which provides that holders of such stock are not entitled to receive dividends, but are entitled in the event of dissolution of the Corporation to a payment in the aggregate sum of $50,000,000 before any payment is made to the holders of shares of common stock. It is important to note that the holders of the three Series of Preferred Stock collectively own 100% of the Preferred Stock and the 20% of the common stock not owned by Beard. These same three parties are three of the five directors of Cibola, with Bill Beard and myself being the other two directors. You will also note in Exhibit 99.4 that the latest balance sheet of Cibola reflects a shareholders' equity of $26,503,000.

Note 5 - Investments and Other Assets
Investment in Cibola Corporation
--------------------------------

Response to Item 1 of the June 22, 2005 SEC Comment Letter
----------------------------------------------------------

In your Comment No. 1 you refer to SFAS 94 and to the Call Option Agreement. You then state that "In reviewing the referenced agreements, we did not note contractual or legal rights which would preclude you from exercising control over Cibola." You are, of course, correct in your conclusion. We could, at any point in time, have elected to exercise control over Cibola. However, as a practical matter and in view of the liquidation preference held by the holders of the Preferred Stock, had we attempted to do so and make any decision or take any action adverse to the desires of the preferred stockholders (controlling directors) of Cibola such parties would have exercised their five day termination right under the Call Option Agreement. Thus, any attempt by us to exercise control over Cibola would have been of extremely short shrift, serving no purpose and, in fact, being detrimental to Beard as set forth below.

We entered into the Cibola transaction in April of 1996 hoping that the value (shareholders' equity) of Cibola would exceed $50,000,000 at the end of the day (which was originally contemplated to be in 2007). However, due to poor market results in 2000-2003, the hope of any upside potential has now vanished and the common is currently $23,497,000 under water in terms of liquidation value. We have continued to remain in the arrangement because we received cash distributions ranging from $99,000 for 1996 (a short year) to $308,000 for 1999, with $290,000 received for 2004. Now that Beard's financial results appear to be turning the corner we decided early this year to terminate the arrangement at year-end 2005. If, as discussed above, we had at any time attempted to take control of Cibola, they would have exercised their Call Option and liquidated the company. Our Cibola common would have been worthless, and our promissory note to Cibola, secured by the common, would also have been worthless since it is a non-recourse note. And, more importantly, we would have cut off a valuable source of income to the Company.

You have asked us, after analyzing EITF 96-16, to address the contractual or legal "minority rights" which overcome the general rule of consolidation for our majority voting interest. We have analyzed the cited EITF, and particularly the Factors to Consider set forth therein. It appears to us that Factors #2 and #6 have particular bearing given our fact situation. Upon considering the corporate governance arrangements between the parties (Factor #2), we have always felt that the actuality of the liquidation preference held by the preferred stockholders has, as a practical matter, negated any rights Beard, as 80% owner of the common stock, might have should it temporarily attempt to control Cibola due to the facts recited above.

We have also considered Factor #6. Under the Call Option, if we exercise the preferred stockholders would liquidate Cibola, we would own nothing and they would own 100% as outlined above. Likewise, if they exercise they would liquidate and the same thing would happen. It has always been the preferred stockholders, who also happen to be the owners of the minority 20% common position, that in reality control Cibola. Our situation is the reverse of the situation outlined in Factor #6. Although we have the ability to take control of Cibola, such action would be neither prudent nor feasible. Further, our ability to take control is negated by the ability of the minority shareholders, through their liquidation preference as preferred shareholders, to liquidate Cibola and leave us with nothing. This clearly demonstrates that the participating rights of the minority/preferred shareholders are a substantive right. Accordingly, in our opinion, the "minority rights" of the minority/preferred shareholders overcome the general rule of consolidation for our majority voting interest and we should not consolidate Cibola.

Response to Item 2 of the June 22, 2005 SEC Comment Letter
----------------------------------------------------------

As you have noted in your Comment 2, the Call Option Agreement provides for payment for the common shares upon exercise of the option at fair market value. As cited above, it is the liquidation preference held by the preferred stockholders that precludes our 80% ownership interest in the common equity from having any value. As a practical matter the only value we presently have is the right to receive a portion (less than 10%) of the pre-tax earnings of Cibola each year so long as we continue to have our common ownership in the company.

General
-------

Hopefully with the additional facts now available to you, you will be able to agree with us that to consolidate Cibola's financial results would be totally misleading to our shareholders.

Thanks for your patience and consideration.

Sincerely,

THE BEARD COMPANY


HERB MEE, JR.
Herb Mee, Jr. President and
Chief Financial Officer

HMJr/do


cc:      Mr. Jerry A. Warren, Esq.
         c/o McAfee & Taft
         Tenth Floor
         Two Leadership Square
         Oklahoma City, OK 73102

         Mr. Michael Gibson
         c/o Cole & Reed, P.C.
         531 Couch Drive, Suite 200
         Oklahoma City, OK 73102-2251

         Mr. W. M. Beard
         Chairman of the Board
         c/o The Beard Company

         Mr. Jack A. Martine
         Chief Accounting Officer
         c/o The Beard Company

                                                                    Exhibit 99.1

               ARTICLES OF AMENDMENT DESIGNATING THE PREFERENCES
               LIMITATIONS AND RELATIVE RIGHTS OF PREFERRED STOCK
                                       OF
                               CIBOLA CORPORATION


     Cibola Corporation, a Wyoming corporation (the "Corporation"), hereby certifies that pursuant to the authority contained in Article Fifth of its Articles of Incorporation, and in accordance with the provisions of Section 17-16-602 of the Wyoming Business Corporation Act, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock.

     RESOLVED, that there be created a series of Preferred Stock to be designated as Series A Preferred Stock, consisting of an aggregate of 9,979 shares of the 16,200 shares of Preferred Stock, par value $1,000.00 per share, as authorized by the Corporation's Articles of Incorporation, and that the preferences, limitations and relative rights of the Series A Preferred Stock shall be as follows:

     (a) DESIGNATION AND AMOUNT. The designation of the series of Preferred Stock created by this Resolution shall be Series A Preferred Stock, and the number of shares constituting such series shall be 9,979 shares.

     (b) DIVIDENDS. Holders of shares of Series A Preferred Stock shall not be entitled to receive dividends.

     (c)  RIGHTS ON DISSOLUTION.

               (i) Liquidation Payment. In the event of any voluntary or involuntary dissolution of the Corporation, the holders of shares of Preferred Stock then outstanding (including, without limitation, shares of Series A Preferred Stock) shall be subordinate to all claims of the Corporation's creditors, but otherwise shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment is made to the holders of shares of common stock, par value $0.01 of the Corporation (the "Common Stock"), or of shares of any other class of stock of the Corporation, the aggregate sum of $50,000,000. The amounts to be distributed to holders of shares of each series of Preferred Stock then outstanding shall be calculated in accordance with the terms of those certain Sinking Fund Requirements (the "Requirements") adopted by the Board of Directors of the Corporation on April 10th, 1996. After payment shall have been made to the holders of Series A Preferred Stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of Series A Preferred Stock shall be entitled to no further distributions thereon, and the holders of shares of Common Stock and of shares of any other class of capital stock of the Corporation shall be entitled to share, according to their respective rights and preferences, in all remaining assets of the Corporation available for distribution to its shareholders.

               (ii) If, upon any such voluntary or involuntary dissolution of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amounts to which they shall respectively be entitled, the holders of shares of Preferred Stock (including, without limitation, shares of Series A Preferred Stock) shall receive all of the assets of the Corporation available for distribution and each such holder of shares of Preferred Stock shall share in such distribution in accordance with the terms of the Requirements.

     (d) VOTING. Except as otherwise provided in the Act, the holders of shares of Series A Preferred Stock shall not be entitled to vote on any matter that properly comes before a meeting of the shareholders of the Corporation. Notwithstanding anything to the contrary herein or in the Act, the holders of shares of Series A Preferred Stock shall be entitled to receive notification of any meeting of shareholders of the Corporation, which notice shall be given at the same time and in the same manner as is given to holders of shares of Common Stock.

     (e) CONVERSION. Shares of Series A Preferred Stock shall not be convertible into shares of Common Stock or any other class of capital stock of the Corporation.

     Such resolution was duly adopted by the Board of Directors of the Corporation on the 10th day of April, 1996.

     Cibola Corporation has caused these Articles of Amendment to be signed and acknowledged by its duly authorized officers on the 10th day of April, 1996, in Cheyenne, Wyoming.

                                CIBOLA CORPORATION

                                By:  MICHAEL C. BLACK
                                     Michael C. Black, President

ATTEST:

RICHARD R. DUNNING
Richard R. Dunning, Assistant Secretary

                                                                    Exhibit 99.2

               ARTICLES OF AMENDMENT DESIGNATING THE PREFERENCES
               LIMITATIONS AND RELATIVE RIGHTS OF PREFERRED STOCK
                                       OF
                               CIBOLA CORPORATION


     Cibola Corporation, a Wyoming corporation (the "Corporation"), hereby certifies that pursuant to the authority contained in Article Fifth of its Articles of Incorporation, and in accordance with the provisions of Section 17-16-602 of the Wyoming Business Corporation Act, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock.

     RESOLVED, that there be created a series of Preferred Stock to be designated as Series B Preferred Stock, consisting of an aggregate of 3,370 shares of the 16,200 shares of Preferred Stock, par value $1,000.00 per share, as authorized by the Corporation's Articles of Incorporation, and that the preferences, limitations and relative rights of the Series B Preferred Stock shall be as follows:

     (a) DESIGNATION AND AMOUNT. The designation of the series of Preferred Stock created by this Resolution shall be Series B Preferred Stock, and the number of shares constituting such series shall be 3,370 shares.

     (b) DIVIDENDS. Holders of shares of Series B Preferred Stock shall not be entitled to receive dividends.

     (c)  RIGHTS ON DISSOLUTION.

               (i) Liquidation Payment. In the event of any voluntary or involuntary dissolution of the Corporation, the holders of shares of Preferred Stock then outstanding (including, without limitation, shares of Series A Preferred Stock) shall be subordinate to all claims of the Corporation's creditors, but otherwise shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment is made to the holders of shares of common stock, par value $0.01 of the Corporation (the "Common Stock"), or of shares of any other class of stock of the Corporation, the aggregate sum of $50,000,000. The amounts to be distributed to holders of shares of each series of Preferred Stock then outstanding shall be calculated in accordance with the terms of those certain Sinking Fund Requirements (the "Requirements") adopted by the Board of Directors of the Corporation on April 10th, 1996. After payment shall have been made to the holders of Series A Preferred Stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of Series A Preferred Stock shall be entitled to no further distributions thereon, and the holders of shares of Common Stock and of shares of any other class of capital stock of the Corporation shall be entitled to share, according to their respective rights and preferences, in all remaining assets of the Corporation available for distribution to its shareholders.

               (ii) If, upon any such voluntary or involuntary dissolution of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amounts to which they shall respectively be entitled, the holders of shares of Preferred Stock (including, without limitation, shares of Series B Preferred Stock) shall receive all of the assets of the Corporation available for distribution and each such holder of shares of Preferred Stock shall share in such distribution in accordance with the terms of the Requirements.

     (d) VOTING. Except as otherwise provided in the Act, the holders of shares of Series B Preferred Stock shall not be entitled to vote on any matter that properly comes before a meeting of the shareholders of the Corporation. Notwithstanding anything to the contrary herein or in the Act, the holders of shares of Series B Preferred Stock shall be entitled to receive notification of any meeting of shareholders of the Corporation, which notice shall be given at the same time and in the same manner as is given to holders of shares of Common Stock.

     (e) CONVERSION. Shares of Series B Preferred Stock shall not be convertible into shares of Common Stock or any other class of capital stock of the Corporation.

     Such resolution was duly adopted by the Board of Directors of the Corporation on the 10th day of April, 1996.

     Cibola Corporation has caused these Articles of Amendment to be signed and acknowledged by its duly authorized officers on the 10th day of April, 1996, in Cheyenne, Wyoming.

                                CIBOLA CORPORATION

                                By:  MICHAEL C. BLACK
                                     Michael C. Black, President

ATTEST:

RICHARD R. DUNNING
Richard R. Dunning, Assistant Secretary

                                                                    Exhibit 99.3

               ARTICLES OF AMENDMENT DESIGNATING THE PREFERENCES
               LIMITATIONS AND RELATIVE RIGHTS OF PREFERRED STOCK
                                       OF
                               CIBOLA CORPORATION


     Cibola Corporation, a Wyoming corporation (the "Corporation"), hereby certifies that pursuant to the authority contained in Article Fifth of its Articles of Incorporation, and in accordance with the provisions of Section 17-16-602 of the Wyoming Business Corporation Act, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock.

     RESOLVED, that there be created a series of Preferred Stock to be designated as Series C Preferred Stock, consisting of an aggregate of 2,851 shares of the 16,200 shares of Preferred Stock, par value $1,000.00 per share, as authorized by the Corporation's Articles of Incorporation, and that the preferences, limitations and relative rights of the Series C Preferred Stock shall be as follows:

     (a) DESIGNATION AND AMOUNT. The designation of the series of Preferred Stock created by this Resolution shall be Series C Preferred Stock, and the number of shares constituting such series shall be 2,851 shares.

     (b) DIVIDENDS. Holders of shares of Series C Preferred Stock shall not be entitled to receive dividends.

     (c)  RIGHTS ON DISSOLUTION.

               (i) Liquidation Payment. In the event of any voluntary or involuntary dissolution of the Corporation, the holders of shares of Preferred Stock then outstanding (including, without limitation, shares of Series A Preferred Stock) shall be subordinate to all claims of the Corporation's creditors, but otherwise shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment is made to the holders of shares of common stock, par value $0.01 of the Corporation (the "Common Stock"), or of shares of any other class of stock of the Corporation, the aggregate sum of $50,000,000. The amounts to be distributed to holders of shares of each series of Preferred Stock then outstanding shall be calculated in accordance with the terms of those certain Sinking Fund Requirements (the "Requirements") adopted by the Board of Directors of the Corporation on April 10th, 1996. After payment shall have been made to the holders of Series A Preferred Stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of Series A Preferred Stock shall be entitled to no further distributions thereon, and the holders of shares of Common Stock and of shares of any other class of capital stock of the Corporation shall be entitled to share, according to their respective rights and preferences, in all remaining assets of the Corporation available for distribution to its shareholders.

               (ii) If, upon any such voluntary or involuntary dissolution of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amounts to which they shall respectively be entitled, the holders of shares of Preferred Stock (including, without limitation, shares of Series C Preferred Stock) shall receive all of the assets of the Corporation available for distribution and each such holder of shares of Preferred Stock shall share in such distribution in accordance with the terms of the Requirements.

     (d) VOTING. Except as otherwise provided in the Act, the holders of shares of Series C Preferred Stock shall not be entitled to vote on any matter that properly comes before a meeting of the shareholders of the Corporation. Notwithstanding anything to the contrary herein or in the Act, the holders of shares of Series C Preferred Stock shall be entitled to receive notification of any meeting of shareholders of the Corporation, which notice shall be given at the same time and in the same manner as is given to holders of shares of Common Stock.

     (e) CONVERSION. Shares of Series C Preferred Stock shall not be convertible into shares of Common Stock or any other class of capital stock of the Corporation.

     Such resolution was duly adopted by the Board of Directors of the Corporation on the 10th day of April, 1996.

     Cibola Corporation has caused these Articles of Amendment to be signed and acknowledged by its duly authorized officers on the 10th day of April, 1996, in Cheyenne, Wyoming.

                                CIBOLA CORPORATION

                                By:  MICHAEL C. BLACK
                                     Michael C. Black, President

ATTEST:

RICHARD R. DUNNING
Richard R. Dunning, Assistant Secretary

                                                                    Exhibit 99.4

Lisle Compton [Logo]
Certified Public Accountants and Business Advisors


                        ACCOUNTANTS' COMPILATION REPORT

Cibola Corporation
Cody, Wyoming

We have compiled the accompanying balance sheet of Cibola Corporation as of May 31, 2005, and the related statement of earnings and comprehensive income for the five months then ended, and the accompanying supplementary information contained in Schedule I, II, and III, which are presented only for supplementary analysis purposs, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of the management. We have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures and statements of cash flows were included in the financial statements, they might influence the user's conclusion about the company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Cibola Corporation.

                                  LISLE COMPTON COLE & ALMEN LLP

June 16, 2005

                 Lisle Compton Cole & Almen LLP
2601 N.W. Expressway, Suite 200W, Oklahoma City OK 73112
Tel 405.842.7977        Fax 405.842.7984           www.okccpa.com

                               Cibola Corporation
                                 Balance Sheet
                                  May 31, 2005
                                  (unaudited)


Assets
Current assets:
  Cash and cash equivalents                            $       3,007,578
  Accounts receivable                                            635,178
  Investment securities                                       12,223,845
  Other current assets                                           730,426
                                                       -----------------
    Total current assets                                      16,597,027

Notes receivable                                              10,415,238
Other assets                                                       6,175
                                                       -----------------
        Total assets                                   $      27,018,440
                                                       =================

Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                               371,493
  Income tax payable                                              75,766
  Deferred income taxes                                           68,000
                                                       -----------------
    Total current liabilities                                    515,259
                                                       -----------------

Stockholders' equity:
  Preferred stock                                              2,127,929
  Common stock                                                     1,800
  Contributed capital                                          1,474,200
  Retained earnings                                           22,155,320
  Accumulated other comprehensive income                         743,932
                                                       -----------------
    Total stockholders' equity                                26,503,181
                                                       -----------------
        Total liabilities and stockholders' equity     $      27,018,440
                                                       =================

See accompanying accountants' compilation report.